

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 26, 2016

Charles D. Boynton
Chief Executive Officer
8point3 Energy Partners LP
77 Rio Robles
San Jose, California 95134

Re: 8point3 Energy Partners LP
Registration Statement on Form S-3
Filed July 1, 2016
File No. 333-212366
Form 10-K for the Transition Period from December 28, 2014 to November 30, 2015
Filed January 28, 2016
Form 8-K
Filed January 27, 2016
File No. 1-37477

Dear Mr. Boynton:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. At this time, a review is open for your annual report on Form 10-K for the transition period from December 28, 2014 to November 30, 2015. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all

comments regarding the Form 10-K review. Please confirm your understanding in this regard.

Where you can find more information, page 55

2. Since the filing date of this registration statement, we note that you have filed certain Exchange Act reports. Please update this section to include the appropriate reports. Further, should you wish to incorporate by reference other Exchange Act reports filed during the period prior to the effectiveness of this registration statement, please also revise your disclosure in this section to state that any applicable filings made after the date of the initial registration statement and prior to effectiveness of this registration statement will be deemed incorporated by reference. See Compliance and Disclosure Interpretations – Securities Act Forms Question 123.05, which is available on our website.

Exhibit 5.1

3. As the non-assessable nature of the registered securities is affected by Sections 17-303, 17-607, and 17-804 of the DRULPA, please have counsel specifically exclude from the non-assessable opinion potential payments under these sections. See Section II.B.1.b of Staff Legal Bulletin No. 19 (CF), available on our website.

Form 10-K for the Transition Period from December 28, 2014 to November 30, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

How We Evaluate Our Operations, page 66

4. Reference is made to your definition of Adjusted EBITDA on page 66 and more specifically the statement that certain "non-recurring items" are excluded from Adjusted EBITDA. Please tell us the non-recurring amounts that are excluded from Adjusted EBTIDA. Please also describe the nature of these amounts and your basis for excluding such amounts. In this regard, pursuant to Item 10(e)(1)(ii)(B) of Regulation S-K you should not adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.

5. Your description of why cash available for distribution is useful to investors implies that it is used as a liquidity measure. Further, you disclose that the most directly comparable measure is net cash provided by (used in) operating activities. Please tell us whether you

consider cash available for distribution to be a non-GAAP liquidity measure subject to the prohibition in Item 10(e)(1)(ii)(A).

Items Affecting the Comparability of Our Financial Results

Formation Transactions, page 69

6. In light of the acquisition of the First Solar Project Entities, please tell us your consideration supplementing your discussion of results of operations and financial condition set forth in the audited financial statements with a discussion based upon pro forma financial information.

Consolidated Financial Statements

Consolidated Statements of Operations, page 126

7. Please tell us your consideration of separately disclosing revenues from the sale of energy, sales of residential leased solar energy systems, rental income and other income and cost and expenses applicable to sales and revenues including residential leased solar energy systems, O&M costs related to operating activities, expenses applicable to rental income and expenses applicable to other income. Please refer to Rule 5-03(b)1 and (b)2 of Regulation S-X.

Consolidated Statements of Shareholders' Equity, page 128

8. Please tell us why you did not provide a statement of changes in equity for the year ended December 29, 2013. Please refer to Rule 3-04 of Regulation S-X.

9. Please tell us the items and their amounts included in contributions from SunPower for the eleven months November 30, 2015.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Equity Method Investments, page 133

10. We note that distributions from unconsolidated investees are presented as both cash flows from operating and investing activities in your consolidated statements of cash flows. Please tell us and disclose in future filings your policy for determining how to classify these distributions.

Note 4. Investment in Unconsolidated Affiliates, page 139

11. We note that summarized financial information is provided for SG2 Holdings, LLC and NS Solar Holdings, LC which you define as "significant investees." Rule 4-08(g) of Regulation S-X requires summarized financial data for all investees, not just the investees that are significant. Please tell us your consideration of including summarized financial information for Lost Hills Solar, LLC.

12. Please disclose the differences between the amounts at which the investments are carried and the amounts of the underlying equity in net assets and the accounting treatment of the difference. Refer to ASC 323-10-50-3a.3.

Note 14. Net Income Per Share, page 151

13. Please tell us how you determined the amounts of additional net income attributable to Class A shares due to increased percentage ownership in OPCo, net of tax, from the conversion of Class B shares and the effect of diluted securities from the conversion of the Class B shares.

Note 16. Income Taxes, page 154

14. Reference is made to the rate reconciliation on page 155. Please tell us the underlying nature of the line item titled "Noncontrolling interest" and why it is a reconciling item.

15. Reference is made to the table of deferred tax assets and liabilities on page 155 and more specifically the line item titled "Outside basis difference in partnership." Please tell us the components of the outside basis difference.

16. We note your disclosure that a valuation allowance against the Predecessor's loss subsequent to the IPO was recognized. Please explain to us why the valuation allowance is not reflected in the table of deferred tax assets and tell us whether or not the valuation allowance represented deferred taxes not benefited. Please also tell us the basis for your presentation.

Form 8-K Filed January 27, 2016

Exhibit 99.1

17. We note your disclosure of expected annual Cash Available for Distribution ("CAFD") for your initial portfolio producing energy and the Kern County School District project. In future filings please present, with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP) and a reconciliation (by schedule or other clearly understandable method), to the extent available without unreasonable effort,

of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A)-(B) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933, the Securities Exchange Act of 1934, and all applicable Securities Act rules and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Adam Phippen, Staff Accountant, at 202-551-3336 or William Thompson, Accounting Branch Chief, at 202-551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Lilyanna Peyser, Special Counsel, at 202-551-3222, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Joshua Davidson, Esq.